

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 3, 2008

via U.S. mail and facsimile

Michael S. Borish
Chief Executive Officer
Freedom Environmental Services, Inc.
5036 Dr. Phillips Blvd., # 306
Orlando, Florida 32819

> **Re: Item 4.02 Form 8-K**
> **Filed: November 21, 2008**
> **File No. 0-53388**

Dear Mr. Borish:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. Please disclose the nature of any known restatements in your amended 4.02 8-K/A, as applicable.

3. Please amend your Form 10-Q/A to appropriately address the following:
   - Provide an explanatory note that discusses the facts and circumstances surrounding the restatement of your Form 10-Q,
   - Label the appropriate financial statements within your Form 10-Q/A as "Restated" in accordance with paragraph 26 of SFAS 154,
   - full compliance with FAS 154, paragraphs 25 and 26, including but not limited to labeling the appropriate financial statements as "Restated" and providing a restatement footnote that shows the impact on the financials statements as reported and as restated, as applicable,
   - update Item 4 disclosures to include the following:
     - a discussion of the restatement and the facts and circumstances surrounding it,
     - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

- o changes to internal controls over financial reporting, and
- o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308(c) of Regulation S-K.
- include all updated certifications, which refer to the Form 10-Q/A.

* * * *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief